February 7, 2020	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated February 3, 2020, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to our responses in the letter dated January 23, 2020 that was sent to the Staff regarding the above-referenced filing by Activision Blizzard, Inc. (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-K for the Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Significant Judgment around Revenue Arrangements with Multiple Deliverables, page F-18

1.	We note your response to prior comment 2. Please revise your disclosures both here and in your critical accounting policies to address the following:

•	Describe further the separate performance obligations for your games with both online and offline functionality. For instance, in your September 19, 2019 response to comment 5, you state that the performance obligations for most of your titles in the Call of Duty franchise include: (1) a license to the game software that is accessible without an internet connection (predominantly the single-player campaign); and (2) ongoing activities associated with the online components of the game (“online functionality”), most notably associated with online content updates, hosting of the online content and game play, and match making. Also, ensure such disclosures describe the significant functionalities that are available with your online services but not in the single-player campaign mode.

•	Expand your discussion of the significant judgments used to determine the standalone selling price for each performance obligation and ensure you address the fact that your offline campaign mode is not designed for significant replay-ability after the initial completion of the campaign as indicated in your November 26, 2019 response to comment 4.

•	To the extent any factors identified in your current disclosures, including those on page F-19, are not typically used in determining your standalone selling price, please revise your disclosures accordingly. In this regard based on your various responses, it is unclear if costs are used in such determination.

Please provide a draft of your proposed revised disclosures in your response. Refer to ASC 606-10-50-20.

Response: We respectfully acknowledge the Staff’s comment. As requested, we intend to revise our revenue recognition disclosures within the Summary of Significant Accounting Policies and in the Critical Accounting Policies in our future 10-K filing to address the Staff’s comments. We have provided these revised disclosures below, with underlined print representing changes compared to our 2018 10-K disclosures.

Point #1 – Additional disclosure to further describe separate performance obligations for our games with both online and offline functionality.

Products with Online Functionality

For our software products that include both offline functionality (i.e., do not require an Internet connection to access) and significant online functionality, such as for most of our titles from the Call of Duty franchise, we evaluate whether the license of our intellectual property and the online functionality each represent separate and distinct performance obligations ~~is distinct and separable~~. In such instances, we typically have two performance obligations: (1) a license to the game software that is accessible without an Internet connection (predominantly the offline single player campaign or game mode) and (2) ongoing activities associated with the online components of the game, such as content updates, hosting of online content and gameplay, and online matchmaking (the “online functionality”). The online functionality generally operates to support the additional features and functionalities of the game that are only available online, not the offline license. This evaluation is performed for each software product or product add-on, including downloadable content. When we determine that our software products contain a license of intellectual property (i.e. the offline software license) that is separate and distinct from the online functionality, we consider market conditions and other observable inputs to estimate the ~~transaction~~ standalone selling price for the performance obligations ~~license~~, since we do not generally sell the software license on a standalone basis. These products may be sold in a bundle with other products and services, which often results in the recognition of additional performance obligations.

For arrangements that include both a license to the game software that is accessible offline and separate online functionality, we recognize revenue ~~for arrangements that include both a license of intellectual property and separate online functionality~~ when control of the license transfers to our customers for the portion of the transaction price allocable to the offline software license and ratably over the estimated service period for the portion of the transaction price allocable to the online functionality. Similarly, we defer a portion of the cost of revenues on these arrangements and recognize the costs as the related revenues are recognized. The cost of revenues that are deferred include product costs, distribution costs, and software royalties, amortization, and intellectual property licenses, and excludes intangible asset amortization.

Point #2 and 3 – Additional disclosure regarding significant judgments used to determine our standalone selling price (“SSP”) for each performance obligation

Significant Judgment around Revenue Arrangements with Multiple Deliverables

Our contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Certain of our games, such as titles in the Call of Duty franchise, may contain a license of our intellectual property to play the game offline, but may also depend on a significant level of integration and interdependency with the online functionality. In these cases, significant judgment is required to determine whether this license of our intellectual property should be considered distinct and accounted for separately, or not distinct and accounted for together with the online functionality provided and recognized over time. Generally, for titles in which the software license is functional without the online functionality and a significant component of gameplay is available offline, we believe we have separate performance obligations for the license of the intellectual property and the online functionality.

Significant judgment is also required to determine the standalone selling price for each distinct performance obligation and to determine whether there is a discount that needs to be allocated based on the relative standalone selling price of the various products and services. To estimate the standalone selling price we generally ~~may~~ consider market data, including our pricing strategies for the product being evaluated and other similar products we may offer, competitor pricing to the extent data is available, and the replay-ability design of both the offline and online components of our games. In limited instances, we may also utilize an expected cost approach ~~and costs~~ to determine whether the estimated selling price yields an appropriate profit margin.

We respectfully note to the SEC that while we did not use a cost approach in determining the SSP of the performance obligations associated with Call of Duty: WWII, there are certain other revenue transactions with multiple performance obligations where, in limited instances, we do utilize a cost approach to assist in determining SSP of performance obligations.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408 or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:	David Edgar, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

James Rock, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP

Meredith Cross, WilmerHale

4